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SEC FILE NUMBER	0-26272

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K	☐ Form 20-F	☐ Form 11-K

☑ Form 10-Q	☐ Form 10-D

☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	September 30, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended

      Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Natural Health Trends Corp.

Full Name of Registrant

Former Name if Applicable

2050 Diplomat Drive

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75234

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, Natural Health Trends Corp. (the “Company”) has recently learned certain information regarding certain of its former executive officers. As a result, the Company has yet to finalize its quarterly report. Accordingly, the Company could not file its Quarterly Report on Form 10-Q within 45 days following end of the third quarter without reasonable effort or expense.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert H. Hesse	972	241-4080

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☑   Yes ☐   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑   Yes ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached hereto.

Natural Health Trends Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2005	By	/s/ Robert H. Hesse

Robert H. Hesse Interim Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

Exhibit A
     Net Sales. Net sales were approximately $58.1 million for the three months ended September 30, 2005 compared to $40.5 million for the same period in the prior year, an increase of $17.6 million or 43 percent. This increase was largely due to the significant growth in the business based in Hong Kong. In the third quarter of 2005, the Company’s Hong Kong business recorded approximately $37.7 million of net sales compared with approximately $23.8 million a year ago. Furthermore, in the third quarter of 2005, approximately $2.0 million of the net sales increase could be attributed to distributors purchasing products in anticipation of our opening in the Japanese market. The remainder of the net sales increase for the third quarter over a year ago was due to Eastern Europe ($1.0 million) and South Korea ($0.7 million).
     Gross Profit. Gross profit was approximately $45.1 million or 77.6% of net sales for the three months ended September 30, 2005 compared with approximately $31.6 million or 78.1% of net sales for the same period in the prior year. This increase in the dollar amount of gross profit was primarily driven by increased sales and a 5% price increase instituted in January 2005.
     Distributor Commissions. Distributor commissions were approximately $29.1 million or 50.1% of net sales for the three months ended September 30, 2005 compared with approximately $17.4 million or 43.0% of net sales for the same period in the prior year. The increase in distributor commissions as a percentage of sales over a year ago primarily related to commissions recorded in the second quarter of 2004 totaling approximately $2.7 million for which the associated net sales of approximately $5.4 million was recognized in the third quarter of 2004. These commissions pertained to products that potentially could be returned under the special return policy the Company implemented in April 2004. As a special measure to establish long-term relationships with the distributors doing business with our Hong Kong office, the Company did not seek to recover commissions associated with the products returned.
     Selling, General and Administrative Expenses (SG&A). SG&A costs were approximately $15.1 million or 26.0% of net sales for the three months ended September 30, 2005 compared with approximately $8.3 million or 20.5% of net sales for the same period in the prior year. In the third quarter, this increase of approximately $6.8 million or 82% was mainly attributable to additional marketing-related expenses primarily in Eastern Europe ($1.6 million) and Hong Kong/China ($2.3 million), preparing the opening of new markets in Mexico and Japan ($1.6 million), and higher professional fees and personnel cost in North America ($1.3 million). SG&A costs are expected to continue to increase for the balance of the year as spending on new markets and marketing events increase.
     Net Income. Net income was approximately $119 thousand or 0.2% of net sales for the three months ended September 30, 2005, compared to approximately $5.0 million or 12.4% of net sales for the same period in the prior year. The reduction in profitability was primarily due to an increase in distributor commissions and SG&A as a percent of sales.